EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

August 14, 2017	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO ANNOUNCES REMAINING RESULTS FROM THE EXTENDED 22-HOLE EXPLORATION DRILL PROGRAM AT THE AVINO MINE

Avino Silver & Gold Mines Ltd. (NYSE-MKT:ASM: TSX.V, ASM; “Avino” or the “Company”) is pleased to announce the drill results from the remaining eleven holes of the extended 22-hole drill program at the main Avino Mine located on the Avino property, 80 Km northeast of Durango, Mexico. The 22-hole program, comprising approximately 3,374 metres, was extended from the original 18-hole program to fully evaluate the tonnage and the grade of the new area of the Avino Vein System between the San Luis workings and the Elena Tolosa (“ET”) current production area. The results from the original eighteen hole drill program were released on December 21, 2016 and April 25, 2017 and are available on our website at the following links:

http://www.avino.com/s/news.asp?ReportID=774072 and http://www.avino.com/s/news.asp?ReportID=787740.

The objective of the extended drill program of an additional 22 holes, which commenced in March, 2017, was to fully evaluate the tonnage and the grade of the new area of the Avino Vein System between the San Luis workings and the Elena Tolosa (“ET”) current production area. This new area is close to surface and accessible from the existing Avino Mine underground workings. The area was identified as a target of interest and may have been overlooked in the past given that on surface and at shallow depths, the Avino Vein system splits into hanging wall and foot wall structures.

The Avino Vein (Epithermal) has been followed along strike for more than 1,300 metres and vertically for more than 600 metres. It strikes north 66° east with an east-west splay, and dips to the south and southeast at 60° to 70°. Steeply dipping, high grade zones within the vein and stock-work zones (See Avino stockwork photos linked here) are frequently found throughout the vein, as well as at its intersections with a number of lateral veins. The new zone is approximately 240 metres of strike length by 130 metres in depth, and an average of 15 metres in thickness. The Avino vein remains open at depth.

There is a longitudinal section map attached to this release which is a close up of the area of drilling between the San Luis and the Elena Tolosa workings, which will also be available on our website at www.avino.com. The central area workings area is referred to as Elena Tolosa.

“We are very pleased with the success of this drill program which began in September, 2016. These remaining results support the continuation of the extensive Avino Vein system, and provide further confidence that should allow us to go underground to develop this area for mining. We are also encouraged by the notable assays that demonstrate that this is a new gold rich area that has been untouched in the past.

Furthermore, we are excited to have commenced drilling on three additional areas of mineralization at the Avino property, where there may be potential to expand the resources.”

David Wolfin – President & CEO Avino Silver & Gold Mines Ltd.

Avino Silver & Gold Mines Ltd. - News Release – August 14, 2017

Avino Announces Remaining Results From its Extended 22-Hole Exploration Drill Program at the Avino Mine

Page 1

Drill intersections are spaced 25 to 30 metres apart in order to increase confidence in grade and continuity for the new mineralized block. This material is included in the inferred category of mineral resources in the most recent resource estimate dated September 26, 2016. Two access levels between San Luis and Elena Tolosa have been channel sampled thus providing more certainty. An evaluation of the zone is being carried out by company engineers and geologists, with the expectation of converting a portion of the inferred resources to the indicated resource category.

The results of the remaining eleven holes are as follows:

Hole Number	Zone	Intersection (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)
ET-17-12 Infill	Hanging Wall Breccia	27.40 – 36.70	9.30	0.39	29	0.25
	Including	27.40 – 28.30	0.90	0.926	94	0.14
		28.30 – 29.55	1.25	0.748	25	0.15
		31.95 – 32.95	1.00	0.407	55	0.11
	Avino Vein Footwall Zone	51.60 – 74.25	22.65	1.48	41	0.20
	Including	55.20 – 67.55	12.35	2.20	64	0.17
		52.55 – 53.20	0.65	1.32	9	0.01
		54.0 – 55.20	1.20	1.44	11	0.01
		55.20 – 56.20	1.00	2.78	12	0.05
		56.20 – 56.95	0.75	2.38	32	0.01
		56.95 – 57.65	0.70	4.28	15	0.01
		57.65 – 58.60	0.95	5.34	127	0.32
		58.60 – 59.20	0.60	6.60	54	0.01
		59.20 – 60.00	0.80	3.68	115	0.13
		60.00 – 60.30	0.30	1.15	353	0.03
		60.30 – 61.30	1.00	2.77	104	0.23
		61.30 – 62.10	0.80	1.37	57	0.93
		66.00 – 66.75	0.75	1.08	26	0.19
		66.75 – 67.55	0.80	1.37	57	0.93
		67.80 – 68.80	1.00	1.02	38	1.34
ET-17-13 Infill	Hanging Wall Breccia	22.50 – 30.25	7.75	1.44	97	0.43
	Including	22.50 – 23.40	0.90	0.72	116	1.25
		23.40 – 24.15	0.75	0.54	290	0.44
		24.15 – 24.90	0.75	1.82	28	0.42
		24.90 – 25.55	0.65	1.52	70	0.11
		25.55 – 26.25	0.70	5.48	101	0.05
		26.25 – 26.90	0.65	2.02	42	0.03
		27.75 – 27.90	0.35	2.34	152	0.09
		27.90 – 28.50	0.60	0.44	273	0.87

True widths cannot be determined with the information available.

Avino Silver & Gold Mines Ltd. - News Release – August 14, 2017

Avino Announces Remaining Results From its Extended 22-Hole Exploration Drill Program at the Avino Mine

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Hole Number	Zone	Intersection (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)
	Avino Vein All Zone	33.10 – 54.25	21.15	1.34	28	0.85
	Including	33.10 – 33.60	0.50	1.22	37	0.07
		44.70 – 45.60	0.90	2.12	13	0.04
		45.60 – 46.70	1.10	2.44	21	0.12
		46.70 – 47.50	0.80	3.30	28	0.55
		47.50 – 47.95	0.45	1.69	80	13.4
		47.95 – 48.95	1.00	1.65	43	0.89
		53.75 – 54.25	0.50	1.35	61	0.72
ET-17-14 Infill	Avino Vein All Zone	22.55 – 57.05	34.50	0.347	88	0.82
	Avino Fault Hanging Wall	22.55 – 30.30	7.75	0.41	232	0.15
	Avino Vein Hanging Wall Zone	33.65 – 41.40	7.75	0.21	20	0.02
	Avino Vein	44.45 – 50.05	5.60	0.21	20	0.02
	Avino Vein Footwall Zone	51.30 – 57.05	5.75	1.04	97	0.20
	Including	22.80 – 23.20	0.40	0.53	170	0.35
		25.70 – 26.20	0.50	0.34	104	0.12
		27.45 – 28.15	0.70	0.12	96	0.06
		35.85 – 36.55	0.70	0.25	128	0.74
		36.55 – 37.45	0.90	0.11	78	0.11
		39.35 – 39.90	0.55	0.27	199	0.08
		39.90 – 40.60	0.70	2.66	1,844	0.03
		40.60 – 41.40	0.80	0.58	141	0.02
		53.90 – 54.70	0.80	2.11	305	0.48
		54.70 – 55.35	0.65	5.51	182	0.61
		56.75 – 57.05	0.30	1.68	4	0.01
ET-17-15 Infill	Hanging Wall Breccia	12.25 – 14.70	2.45	0.21	231	0.17
	Including	12.25 – 13.65	1.40	0.27	257	0.15
		13.65 – 14.70	1.05	0.12	196	0.19
	Hanging Wall Fault	28.45 – 29.80	1.35	0.51	92	0.07
	Including	29.30 – 29.55	0.25	1.91	251	0.14
	Avino Vein	40.30 – 65.70	25.40	0.68	47	0.08
	Avino Vein Footwall	58.55 – 65.70	7.15	1.46	95	0.08
	Including	41.50 – 42.55	1.05	0.64	113	0.69
		58.55 – 59.70	1.15	1.63	63	0.02
		59.70 – 59.95	0.25	1.14	402	0.11
		61.35 – 62.25	0.90	1.25	15	0.02
		62.25 – 62.95	0.70	1.37	126	0.05
		62.95 – 63.70	0.75	1.34	108	0.10
		63.70 – 65.30	1.60	2.38	111	0.11
		65.30 – 65.70	0.40	2.65	275	0.36

True widths cannot be determined with the information available.

Avino Silver & Gold Mines Ltd. - News Release – August 14, 2017

Avino Announces Remaining Results From its Extended 22-Hole Exploration Drill Program at the Avino Mine

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Hole Number	Zone	Intersection (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)

ET-17-16 Infill	Avino Vein	160.10 – 203.15	43.05	0.50	33	0.08
	Avino Vein Footwall	190.00 – 203.15	13.15	0.81	53	0.10
	Including	171.65 – 172.55	0.90	0.21	276	1.0
		172.55 – 173.40	0.85	1.37	12	0.01
		173.90 – 174.30	0.40	1.13	28	0.01
		185.20 – 185.75	0.55	1.25	4	0.01
		190.0 – 190.75	0.75	1.69	40	0.05
		192.30 – 192.75	0.45	3.73	184	0.04
		192.75 – 193.25	0.50	1.11	4	0.01
		193.25 – 193.50	0.25	4.73	19	0.08
		197.90 – 198.10	0.20	3.29	3	0.02
		198.55 – 199.40	0.85	1.14	392	0.07
		200.15 – 201.0	0.85	1.33	28	0.03
		202.85 – 203.15	0.30	1.61	314	2.34
ET-17-17 Infill	Avino FootWall Vein	237.90 – 246.75	8.85	0.09	61	0.77
	Including	240.25 – 246.75	6.50	0.10	78	1.02
		240.80 – 241.75	0.95	0.11	229	2.19
ET-17-18 Infill	Avino Vein	186.75 – 195.20	8.45	1.36	7	0.02
	Including	188.85 – 190.30	1.45	1.32	6	0.03
		193.05 – 193.65	0.90	8.03	13	0.04
		193.95 – 195.20	1.25	1.40	9	0.04
	Avino FootWall Vein	225.60 – 238.85	13.25	0.26	28	0.23
	Including	227.80 – 228.40	0.60	3.50	91	1.26
ET-17-19 Infill	Avino Hanging Wall Vein	140.65 – 141.30	0.65	5.64	26	0.09
	Avino Vein	190.15 – 213.55	23.40	1.09	167	0.38
		205.15 – 206.25	1.10	4.07	223	0.30
		206.25 – 206.60	0.35	2.31	502	3.90
		206.60 – 207.50	0.90	1.13	109	0.14
		207.50 – 208.40	0.90	1.64	80	0.38
		208.40– 209.00	0.60	11.19	1,082	0.58
		209.0 – 209.90	0.90	4.96	1,023	0.93
		209.90 – 211.0	1.10	1.54	447	0.51
		211.00 – 211.90	0.90	1.71	270	0.58
		211.90 – 212.55	0.65	0.50	360	1.34
ET-17-20 Infill	Hanging Wall Breccia Zone	67.2 – 75.4	8.2	0.59	18	0.07
	Including	67.2 – 70.05	2.85	0.90	14	0.04
		67.55 – 68.20	0.65	1.87	15	0.08

True widths cannot be determined with the information available.

Avino Silver & Gold Mines Ltd. - News Release – August 14, 2017

Avino Announces Remaining Results From its Extended 22-Hole Exploration Drill Program at the Avino Mine

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Hole Number	Zone	Intersection (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)
	Avino Vein	174.2 – 214.65	40.45	0.56	42	0.19
	Avino Vein Hanging Wall	175.2 – 184.95	15.1	0.98	53	0.15
	Including	183.2 – 184.15	0.95	2.43	98	0.16
		184.15 – 184.95	0.8	2.26	89	0.13
	Avino Vein Foot Wall	200.8 – 206.75	5.95	0.77	85	0.22
	Including	203.3 – 203.9	0.6	0.49	184	0.66
		205.1 – 205.65	0.55	1.33	284	1.00
ET-17-21 Infill	Hanging Wall Breccia	64.75 – 76.8	12.05	0.64	28	0.18
	Including	68.4 -68.75	0.35	0.22	86	1.84
		74.1 – 75.25	1.15	0.18	80	0.06
		75.25 – 75.75	0.5	3.01	32	0.04
		75.75 – 76.8	1.05	2.54	22	0.07
	Avino Hanging Wall Vein	148.45 – 148.65	0.2	0.05	118	3.89
	Avino Vein	198.9 – 240.95	42.05	0.49	103	0.18
	Including	200.3 – 200.9	0.60	0.68	152	0.48
		207.55 – 208.6	1.05	4.71	166	0.12
		208.6 – 210.45	1.85	1.44	150	0.13

		210.45 – 211.9	1.45	2.69	95	0.13
		221.6 – 222.9	1.30	0.19	418	0.01
		229.0 – 230.3	1.30	0.16	491	0.41
ET-17-22 Infill	Avino Hanging Wall Vein	177.15 – 180.30	3.15	1.71	10	0.06
	Intermediate Avino Vein	202.70 – 222.45	19.75	1.41	29	0.08
	Including	216.05 – 217.65	1.60	4.77	17	0.07

True widths cannot be determined with the information available.

Avino Silver & Gold Mines Ltd. - News Release – August 14, 2017

Avino Announces Remaining Results From its Extended 22-Hole Exploration Drill Program at the Avino Mine

Page 5

New Drill Programs Targeting Three Areas of Potential Mineralisation

The company has commenced new drill programs on the Avino property which are targeting three areas of mineralisation.

The first area of drilling is located on surface at the west end of the San Gonzalo mine, and comprises six (6) holes for a total of 1,200 metres of NQ drilling. The second area is situated where the Avino-San Juventino and the Footwall Breccia intersect, and consists of five (5) holes for a total of 1,300 metres.

The third area is located in the historical El Chirumbo mining area, which is located at the east end of the Avino vein, and comprises 10 holes for a total of 2,000 metres of NQ drilling. This area was previously mined between 1930 and 1940 and is characterized by gold rich mineralization in narrow vein (1 metre in width) and the company believes there is potential to extend the mineralisation.

These three areas are all outside of the existing active mining areas and have the potential to extend resources.

Assay Methods

Following detailed geological and geotechnical logging, drill core samples are sawed in half. One half of the core is submitted for assaying and the other half is retained on-site for verification and reference. Samples from diamond drill holes were submitted to the SGS Laboratory facility in Durango, Mexico. The gold is assayed by fire assay with an AA finish. Any samples exceeding 3.0 grams/tonne gold are re-assayed and followed by a gravimetric finish. Multi-element analyses are also completed for each sample by SGS ICP14B methods. Any copper values over 10,000 ppm (1%) are re-assayed using ICP 90Q. Silver is fire assayed with a gravimetric finish for samples assaying over 100 grams/tonne.

Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks), and duplicates as part of their QA/QC program during analysis of assays.

Qualified Person(s)

Avino's projects are under the supervision of Michael O’Brien P.Geo., Pr.Sci.Nat., who is an employee of ARANZ Geo Canada and is independent of Avino, as defined by Section 1.5 of NI 43-101., and Jasman Yee P.Eng, Avino Director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino:

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

Avino Silver & Gold Mines Ltd. - News Release – August 14, 2017

Avino Announces Remaining Results From its Extended 22-Hole Exploration Drill Program at the Avino Mine

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Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the use of proceeds from the Offering and the Company’s plans for production for its Avino property and Bralorne Mine property. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, our ability to use the proceeds from the Offering as expected, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Avino Silver & Gold Mines Ltd. - News Release – August 14, 2017

Avino Announces Remaining Results From its Extended 22-Hole Exploration Drill Program at the Avino Mine

Page 7

August 14, 2017

ET-17-13
1.34 Au (g/t) 28 Ag (g/t) 0.85 Cu %
From 33.1 to 54.25 (21.15m) 20.50 m AR All
ET-17-15
0.68 Au (g/t) 47 Ag (g/t) 0.08 Cu %
From 40.3 to 65.70 (25.40m) 22.69 m AR All
ET-17-14
0.35 Au (g/t) 88 Ag (g/t) 0.08 Cu %
From 22.55 to 57.05 (34.50m) 29.89 m AR All
MINED
GENERAL SAFT
ET-17-12
1.48 Au (g/t) 41 Ag (g/t) 0.20 Cu %
From 51.6 to 74.25 (22.65m) 18.26 m AR FW Zone
El Trompo Ra
OLD LEVEL 6
2200 masl
LEVEL 6 1/2
59-1.25-1.29
Width=13.50 m
ET-17 - 22
1.41 Au (g/t) 29 Ag (g/t) 0.08 Cu %
From 202.70 to 222.45 19.75 m)
ET-17-16
0.50 Au (g/t) 33 Ag (g/t) 0.08 Cu %
From 160.1 to 203.15 (43.05 m) 42.66 m AR
All
LEVEL 8
MINED
LEVEL 7 1/2
LEVEL 8
LEVEL 8 1/2
LEVEL 8 1/2
FILLED
LEVEL 9 1/2
S.L
2100 masl
MINED
ET-17-20
0.56 Au (g/t) 42 Ag (g/t) 0.19 Cu %
From 174.20 to 214.65 (40.45 m) 36.10 m AR
ET-17-18
0.26 Au (g/t) 28 Ag (g/t) 0.23 Cu %
From 225.60 to 238.85 (13.25 m) 13.20 m AR
ALL Zone
ET-17-19
1.09 Au (g/t) 167 Ag (g/t) 0.38 Cu %
From 190.15 to 213.55 (23.40 m) AR FW Zone
FW Zone
ET-17-21
0.49 Au (g/t) 103 Ag (g/t) 0.18 Cu %
From 198.90 to 240.95 (42.05 m) 35.20 m AR
MINED
ET-17-17
0.09 Au (g/t) 61 Ag (g/t) 0.77 Cu %
From 237.90 to 246.75 (8.85 m) AR FW Zone
ALL Zone
MINED
EXPLANATION
EXPLORATION- NEW DEVELOPMENTS
Mine Pillars
Ore Mined out
Regional fault
Rhyolitic Dyke
Diamond Holes in 2016
Diamond Holes in 2017
Note: Numbered holes without values indicate holes from the current drill program that were released previously
Old Mine Pillars/Partial Mined
AV = Avino Vein
FW = Footwall
S = Stockwork
HW = Hanging Wall
HWB = Hanging Wall Breccia

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